Redemption of Redeemable/Redeemable Convertible Preferred Shares

On January 25, 2012, Shinhan Financial Group announced that it has redeemed its unlisted redeemable and redeemable convertible preferred shares, which had been issued to general investors for acquisition of LG Card, according to the redemption conditions set at the timing of issuance. The details of redemption are as follows:

1. Details of Redemption

1)	Redeemed Preferred Shares: Series 10 redeemable preferred shares (“RPS”) &

Series 11 redeemable convertible preferred shares (“RCPS”)

2) Shareholders: general investors

3)	No. of shares subject to redemption: 43,711,000 shares

(Series 10 RPS: 28,990,000 shares & Series 11 RCPS: 14,721,000 shares)

4) Redemption Date: January 25, 2012

5)	Redemption Price per share (including accrued interests):

(Series 10 RPS: KRW 100,460.274 & Series 11 RCPS: KRW 57,929.531)

6) Total Redemption Amount: KRW 3,765,124 million

(Issue Price: KRW 3,749,962 million & Interests: KRW 15,162 million)

2. Shinhan Financial Group’s Number of Shares Outstanding

Share Type	Before redemption	After redemption	Change
Common Shares	474,199,587	474,199,587	—

RPS	40,090,000	11,100,000	(28,990,000)

RCPS	14,721,000	-	(14,721,000)

Total	529,010,587	485,299,587	(43,711,000)

3. Other Information

1)	Dividend payout to preferred shares for FY 2011 will be paid after Annual General Shareholder’s Meeting, scheduled to be held in March 2012.

2)	Convertible rights for Series 11 RCPS had not been exercised and all the Series 11 RCPS had been redeemed.